Exhibit 99.6

CONSENT OF EXPERT

Reference is made to the Registration Statement on Form F-10 (File No. 333-283140) (the “Form F-10”) of Cameco Corporation filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended, and any amendments thereto.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

•

under the headings “Operations, projects and investments – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Operations, projects and investments – Uranium – Tier-one operations – Cigar Lake”, “Operations, projects and investments – Uranium – Tier-one operations – Inkai”, and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2025 dated February 12, 2026 for the McArthur River mine/Key Lake mill, Cigar Lake and Inkai operations,

(collectively the “Technical Information”) in the Form F-10, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form F-10.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165 and 333-281406) for the Cameco Corporation Stock Option Plan and the Registration Statement on Form S-8 (File No. 333-196422) for the Cameco Corporation Employee Share Ownership Plan.

Sincerely,

/s/ Biman Bharadwaj
Name: Biman Bharadwaj, P. Eng.
Title: Principal Metallurgist, Technical Services, Cameco Corporation

Date: February 12, 2026